

October 8, 2021

G. Reed Petersen
President
Entertainment Holdings, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

Re: Entertainment Holdings, Inc.
Amendment No. 2 to Registration Statement on Form 10-12g
Filed September 24, 2021
File No. 000-56317

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-12g filed September 24, 2021

Item 5. Directors and Executive Officers, page 22

1. We note your response to comment 1. Please amend your disclosure on page 22 to indicate that Entertainment Holdings Inc. is not the successor issuer to Victoria Mining Company, Inc. Additionally, please disclose the nature and dollar amount of any consideration received when Mr. Petersen terminated his association with the blank check companies disclosed on pages 22 and 23.

Item 10. Recent Sales of Unregistered Securities, page 24

2.   We partially reissue comment 3. Please disclose the consideration paid by Mr. Peterson to purchase the two convertible promissory notes and the party from whom such notes were purchased. In addition, please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jacob Heskett